Exhibit 2(d)

Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934

American Depositary Shares (“ADSs”) representing twenty Class B Common Shares, nominal value P$1.00 each (the “Class B Shares”) of Empresa Distribuidora y Comercializadora Norte S.A. (“Edenor” or the “Company”), are listed and trade on the New York Stock Exchange and, in connection with this listing (but not for trading), our Class B Shares are registered under Section 12(b) of the Exchange Act. This exhibit contains a description of the rights of (i) the holders of our Class B Common Shares and (ii) ADS holders. Class B Shares underlying the ADSs are held by the Bank of New York (the “Depositary”), as depositary, and holders of ADSs will not be treated as holders of the shares of our Class B Shares.

Disclosures under the following items are not applicable to us and have been omitted: debt securities (Item 12.A of Form 20-F), warrants and rights (Item 12.B of Form 20-F) and other securities (Item 12.C of Form 20-F).

Class B Common Shares

Type and Class of Securities (Item 9.A.5 of Form 20-F)

Our Class B Shares are book-entry ordinary shares with a par value of P$1.00 each. The amount of Class B Shares issued as of the last of day of the financial year covered by the annual report to which this exhibit is attached is given on the cover page of the annual report. All Class B issued Shares are fully-paid. Since April 26, 2007, our Class B common shares and the ADSs have been listed on the Buenos Aires Stock Exchange (“BASE”) and the New York Stock Exchange (“NYSE”), respectively. The ADSs have been issued by the Bank of New York Mellon as depositary. Each ADS represents 20 Class B common shares.

Preemptive Rights (Item 9.A.3 of Form 20-F)

For a description of preemptive rights, see “Item 10—Additional Information—Memorandum and Articles of Incorporation—Preemptive and Accretion Rights” in the annual report to which this exhibit is attached.

Limitations or Qualifications (Item 9.A.6 of Form 20-F)

In case of a capital increase through the issuance of shares or convertible notes offered by means of a public offering subject to Argentine Law and the approval of the meeting of shareholders approving the respective issuance of shares and convertible notes, the first-refusal right contemplated in section 194 of Law No. 19,550 (Ley General de Sociedades) and section 11 of Law No. 23,576 (Ley de Obligaciones Negociables) and any other statutory rules that may replace them in the future shall be exercised by means of the placement procedure determined in the respective public offering prospectus; and the holders of shares and convertible notes, as the beneficiaries of such preemptive right, shall be acknowledged priority in the awarding of shares up to the amount they may be entitled to, based on their respective shareholding percentage.

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Holders of ADSs may be restricted in their ability to exercise preemptive rights if a prospectus under the Securities Act relating thereto has not been filed or is not effective or an exemption is not available. For a description of further limitations to the rights evidenced by our Class B Common Shares, see “Item 3—Key Information—Risks Factors—Risks relating to our ADSs Class B common shares” in the annual report to which this exhibit is attached.

Other rights (Item 9.A.7 of Form 20-F)

Not applicable.

Rights, preferences and restrictions (Item 10.B.3 of Form 20-F)

See “Item 10—Additional Information—Memorandum and Articles of Incorporation—Preemptive and Accretion Rights”; “Item 10—Additional Information—Memorandum and Articles of Incorporation—Appraisal Rights”; “Item 10—Additional Information—Memorandum and Articles of Incorporation—Redemption or Repurchase”; “Item 10—Additional Information—Memorandum and Articles of Incorporation—Voting Rights”; “Item 10—Additional Information—Memorandum and Articles of Incorporation—Liquidation Rights”; “Item 10—Additional Information—Memorandum and Articles of Incorporation—Quorum and Voting Requirements” and “Item 10—Additional Information—Memorandum and Articles of Incorporation—Election of Directors” in the annual report to which this exhibit is attached.

Requirements for Amendments of Articles of Incorporation (Item 10.B.4 of Form 20-F)

Pursuant to Argentine law, a general extraordinary shareholders’ meeting (in which all of our Class A shares, Class B Shares and Class C Shares are entitled to participate with equal voting rights) is necessary for the amendment of our bylaws.

Any amendment to the bylaws shall require prior approval issued by the National Regulatory Entity for Electricity (“Ente Nacional Regulador de la Electricidad” or “ENRE”). The meeting shall consider and approve the amendment “ad referendum” of the ENRE’s approval. Should within ninety days of requesting the approval, the ENRE or in the absence thereof, the Energy Secretariat, not issue any statement, the request will be deemed approved. See “Item 10—Additional Information—Memorandum and Articles of Incorporation—Quorum and Voting Requirements” in the annual report to which this exhibit is attached.

Limitations on the Rights to Own Our Shares (Item 10.B.6 of Form 20-F)

There are no limitations on the rights to own our Class B Common Shares.

Our Class A common shares have been pledged in favor of the Argentine Government to secure our obligations under our concession and may not be transferred, noteven to shareholders of the same class, without the prior approval of the ENRE.

According to the agreements, laws and decrees that govern the employee stock participation program, our Class C common shares may only be held by our employees. See “Item 7—Major Shareholders and Related Party Transactions—Employee Stock Participation Program” in the annual report to which this exhibit is attached.

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Provisions Affecting Any Change of Control (Item 10.B.7 of Form 20-F)

See “Item 4—Information on the Company—Business Overview—Edenor Concession”.

Ownership Threshold (Item 10.B.8 of Form 20-F)

There are no provisions in Edenor’s bylaws governing the ownership threshold above which shareholder ownership must be disclosed.

Under Argentine law, any person acquiring 5% or more of the voting stock of a public company must inform the CNV in writing of the acquisition of such voting stock. Additionally, such person must inform the CNV in writing of each additional acquisition of 5% of the voting stock of that particular company, until such person acquires control of that company.

Differences Between the Law of Different Jurisdictions (Item 10.B.9 of Form 20-F)

Not applicable.

Changes in Our Capital (Item 10.B.10 of Form 20-F)

Any issuance of shares corresponding to any amount of the capital shall be made in proportion to fifty one percent (51%) of Class “A” shares, thirty nine percent (39%) of Class “B” shares and ten percent (10%) of Class “C” shares, unless otherwise provided for by a General Shareholder’s Meeting or a Class Meeting. The shareholders of Class “A”, “B” and “C” shall be entitled to their preemptive right and to increase the subscription of new shares issued by the corporation, within the same class and in proportion to the relevant shareholding.

DESCRIPTION OF ADSs

Name of Depositary and address of its principal executive office (Item 12.D.1 of Form 20-F).

The Bank of New York Mellon is the depositary for the American Depositary Shares, also referred to as ADSs. Each ADS represents twenty Class B common shares (or a right to receive twenty Class B common shares) deposited with the principal Buenos Aires office of Santander S.A., as custodian for the depositary in Argentina. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s office at which the ADSs are administered is located at 240 Greenwich Street, New York, NY 10286.

Description of ADS (item 12.D.2 of Form 20-F)

The depositary is required to keep books at its corporate trust office for the registration of ADSs and transfers of ADSs which at all reasonable times shall be open for inspection by the holders of ADSs, provided that such inspection shall not be for the purpose of communicating with holders in the interest of a business or object other than the business of Edenor or a matter related to the deposit agreement or the receipts.

Investors may hold ADSs directly either by having an American Depositary Receipt, also referred to as an ADS, which is a certificate evidencing a specific number of ADSs, registered in the investor’s name, or by having ADSs registered in the investor’s name in the Direct Registration System. Investors also hold ADSs indirectly by holding a security entitlement in ADSs through the investor’s broker or other financial institution. If investors hold ADSs directly, they are ADS registered holders. This description assumes that such investors are ADS registered holders. If investors hold the ADSs indirectly, the investors must rely on the procedures of their broker or other financial institution to assert their rights as ADS registered holders described in this section. Investors should consult with their broker or financial institution to lean what those procedures are.

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The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, also referred to as DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements sent by the depositary to the registered holders of uncertificated ADSs.

We do not treat ADS holders as one of our shareholders and ADS holders do not have shareholder rights. Argentine law governs shareholder rights. The depositary is the holder of the common shares underlying the ADSs. Holders of ADSs have ADS holder rights. A deposit agreement among us, the depositary, the ADS holder, and the beneficial owners of ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, investors should read the entire deposit agreement and the form of ADS.

Dividends and Other Distributions

The depositary has agreed to pay to ADS holders the cash dividends or other distributions it or the custodian receives on common shares or other deposited securities, after deducting its fees and expenses described below. ADS holders will receive these distributions in proportion to the number of common shares your ADSs represent.

•	Cash. The depositary will convert any cash dividend or other cash distribution we pay on the common shares into U.S. Dollars; if it can do so on a reasonable basis and can transfer the U.S. Dollars to the United States. If that is not possible or if any Government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It may hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

In the event that the Custodian or the Depositary shall be required to withhold and do withhold from such cash dividend or such other cash distribution an amount on account of taxes or other governmental charges, the amount distributed to the owner of the American Depositary Shares representing such deposited securities shall be reduced accordingly. It will distribute only whole U.S. Dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, holders of ADSs may lose some or all of the value of the distribution.

•	Shares. The depositary may distribute additional ADSs representing any common shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will try to sell common shares, in lieu of delivering fractional ADS and distribute the net proceeds in the same way as it does with cash. The depositary may also sell a portion of the distributed common shares to pay its fees and expenses in connection with the distribution. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new common shares.
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•	Rights to Purchase Additional Common Shares. If we offer holders of our securities any rights to subscribe for additional common shares or any other rights, the depositary may make these rights available to holders of ADSs. If at the time of the offering of any such rights the Depositary determines in its discretion that it is lawful and feasible to make such rights available to all or certain owners but not to other owners, the Depositary may distribute to any owner to whom it determines the distribution to be lawful and feasible, in proportion to the number of American Depositary Shares held by such owner, warrants or other instruments therefor in such form as it deems appropriate. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, holders of ADSs will receive no value for them.

If the depositary makes rights to purchase common shares available to holders of ADSs, it will exercise the rights and purchase the common shares on their behalf. The depositary will then deposit the shares and deliver ADSs to the investor. It will only exercise rights if the investor pays the exercise price and any other charges the rights require the investor to pay. If the Depositary determines in its discretion that it is not lawful and feasible to make the rights to subscribe for additional Shares or any other shares of the Company or any rights of any other nature available to all or certain owners, it may sell such rights in proportion to the number of American Depositary Shares held by the owners to whom it has determined it may not lawfully or feasibly make such rights available, and allocate the net proceeds of such sales (net of the fees and expenses) for the account of such owners.

In circumstances in which rights would otherwise not be distributed, if an owner requests the distribution of warrants or other instruments in order to exercise the rights allocable to the American Depositary Shares of such owner hereunder, the Depositary will make such rights available to such owner upon written notice from the Company to the Depositary that (a) the Company has elected in its sole discretion to permit such rights to be exercised and (b) such owner has executed such documents as the Company has determined in its sole discretion are reasonably required under applicable law.

The Depositary shall not be responsible for any failure to determine that it may be lawful or feasible to make such rights available to owners in general or any owner in particular.

Other Distributions. The depositary will send to holders of ADSs anything else we distribute on deposited securities, as promptly as practicable, after deduction or upon payment of any fees and expenses of the Depositary or any taxes or other governmental charges, in proportion to the number of American Depositary Shares representing such Deposited Securities held by them respectively, in any manner that the Depositary may deem equitable and practicable for accomplishing such distribution. If in the reasonable opinion of the Depositary such distribution cannot be made proportionately among the owners entitled thereto, or if for any other reason the Depositary deems such distribution not to be feasible, the Depositary may, after consulting with the Company to the extent practicable, adopt such method as it may deem equitable and practicable for the purpose of effecting such distribution, including, but not limited to, the public or private sale of such distribution, or any part thereof, and the net proceeds of any such sale (net of the fees and expenses) shall be distributed by the Depositary to the owners entitled thereto, all in the manner and subject to the conditions of cash distributions.

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Withdrawal and Transfer

Investors may surrender their ADSs to the depositary for the purpose of exchanging their ADS for uncertificated ADSs. The depositary will cancel that ADS and will send to the ADS registered holder a statement confirming that the ADS registered holder is the registered holder of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS registered holder an ADS evidencing those ADSs.

If an investor surrenders ADSs to the depositary, upon payment of the investor’s fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the common shares and any other deposited securities underlying the surrendered ADSs to the investor or a person the investor designates at the office of the custodian. Or, at the investor’s request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. A Receipt surrendered for such purposes may be required by the Depositary to be properly endorsed in blank or accompanied by proper instruments of transfer in blank. The Depositary may require the surrendering owner to execute and deliver to the Depositary a written order directing the Depositary to cause the deposited securities being withdrawn to be delivered to or upon the written order of a person or persons designated in such order.

The Depositary and the Registrar, if applicable, subject to the terms and conditions of this Deposit Agreement, shall register transfers of American Depositary Shares from time to time, upon (i) in the case of certificated American Depositary Shares, surrender of the receipt evidencing those American Depositary Shares, by the owner in person or by a duly authorized attorney, properly endorsed or accompanied by proper instruments of transfer or (ii) in the case of uncertificated American Depositary Shares, receipt from the owner of a proper instruction, and, in either case, duly stamped as may be required by. Thereupon the Depositary shall deliver those American Depositary Shares to or upon the order of the person entitled thereto.

American Depositary Shares evidenced by a Receipt, when properly endorsed or accompanied by proper instruments of transfer, shall be transferable as certificated registered securities under the laws of New York. American Depositary Shares not evidenced by Receipts shall be transferable as uncertificated registered securities under the laws of New York.  The Depositary, the Registrar and the Company, notwithstanding any notice to the contrary, may treat the owner of American Depositary Shares as the absolute owner thereof for the purpose of determining the person entitled to distribution of dividends or other distributions or to any notice provided for in this Deposit Agreement and for all other purposes, and neither the Depositary nor the Registrar nor the Company shall have any obligation or be subject to any liability under this Deposit Agreement to any Holder of American Depositary Shares unless that Holder is the owner of those American Depositary Shares.

As a condition precedent to the delivery, registration of transfer, or surrender of any American Depositary Shares or split-up or combination of any Receipt or withdrawal of any Deposited Securities, the Depositary, Custodian or Registrar may require payment from the depositor of Shares or the presenter of the receipt or instruction for registration of transfer or surrender of American Depositary Shares not evidenced by a receipt of a sum sufficient to reimburse it for any tax or other governmental charge and any stock transfer or registration fee with respect thereto (including any such tax or charge and fee with respect to Shares being deposited or withdrawn) and payment of any applicable fees as provided in the Deposit Agreement, may require the production of proof satisfactory to it as to the identity and genuineness of any signature and may also require compliance with any regulations the Depositary may establish consistent with the provisions of this Deposit Agreement

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The transfer of ADSs in particular instances may be refused during any period when the transfer of books of the Depositary and the Registrar are closed. The surrender of outstanding ADSs and withdrawal of deposited securities may not be suspended subject only to (i) temporary delays caused by closing the transfer books of the Depositary or the Registrar, if applicable, or the Company or the Foreign Registrar, if applicable, or the deposit of Shares in connection with voting at a shareholders’ meeting, or the payment of dividends, (ii) the payment of fees, taxes and similar charges, and (iii) compliance with any U.S. or foreign laws or governmental regulations relating to the American Depositary Shares or to the withdrawal of the Deposited Securities.

Voting Rights

Holders of ADSs may instruct the depositary to vote the number of common shares their ADSs represent. If we ask for the instructions of the holders of the ADSs, the depositary will notify the holders of the ADSs of shareholders’ meetings and the upcoming vote and arrange to deliver our voting materials to the holder of the ADSs. Those materials will describe the matters to be voted on and explain how holders of ADSs may instruct the depositary to vote the shares or other deposited securities underlying their ADSs as the holder of the ADSs directs by a specified date. For instructions to be valid, the depositary must receive them on or before the date specified.

The depositary will try, as far as practical, subject to Argentine law and the provisions of our by-laws or similar documents, to vote or to have its agents vote the number of common shares or other deposited securities represented by the ADSs as the holder of the ADSs instructs. Otherwise, the holder of the ADSs will not be able to exercise their right to vote unless they withdraw the shares underlying their ADSs. In the absence of the instruction of the holder of the ADSs, our company may request the depositary to vote as we instruct at the corresponding meeting. The holder of the ADSs may otherwise not know about the meeting far enough in advance to withdraw the shares. We will use our best efforts to request that the depositary notify holders of ADSs of upcoming votes and ask for the instructions of holders of ADSs.

If we timely ask the depositary to solicit the instructions of holders of ADSs and the depositary does not receive voting instructions from the holder of the ADSs by the specified date, the depositary will consider the holder of the ADSs to have authorized and directed it to vote the number of deposited securities represented by their ADSs in favor of all resolutions proposed by our board of directors or, if not so proposed, to vote in the same manner as the majority of all other shares voted in respect of this resolution. The depositary will vote as described in the preceding sentence unless we notify the depositary that:

•	we do not wish the depositary to vote those deposited securities;
•	we think there is substantial shareholder opposition to the particular question; or
•	we think the particular question would have an adverse impact on our shareholders.

Amendment and Termination

We may agree with the depositary to amend the deposit agreement and the ADSs without the consent of holders of ADSs for any reason. If an amendment adds or increases fees or charges, except for taxes and other Governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, the holders of ADSs are considered, by continuing to hold their ADS, to agree to the amendment and to be bound by the ADSs and the deposit agreement as amended.

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The depositary will terminate the deposit agreement if we ask it to do so. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary bank within 60 days. In either case, the depositary must notify the holder of ADSs at least 30 days before termination.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: (a) advise the holders of ADSs that the deposit agreement is terminated, (b) collect distributions on the deposited securities, (c) sell rights and other property, and (d) deliver common shares and other deposited securities upon surrenders of ADSs. One year after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on Obligations and Liability

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;
•	are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement;
•	are not liable if either of us exercises discretion permitted under the deposit agreement;
•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on behalf of holders of ADSs or on behalf of any other party; and
•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party.

In the deposit agreement, we agree to indemnify the depositary for acting as depositary, except for losses caused by the depositary’s own negligence or bad faith, and the depositary agrees to indemnify us for losses resulting from its negligence or bad faith.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of common shares, the depositary may require:

•	payment of stock transfer or other taxes or other Governmental charges and transfer or registration fees charged by third parties for the transfer of any common shares or other deposited securities;
•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and
•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

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Shareholder Communications and Inspection of Register of Holders of ADSs

The holders of ADSs are holders of deposited securities. As such, the depositary will make available for inspection by the holders of ADSs at its office all communications that it receives from us that we make generally available to holders of deposited securities. The depositary will send holders of ADSs copies of those communications if we ask it to. Holders of ADSs have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

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